

June 5, 2013

Via E-mail
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

> **Re:** **Wyndham Worldwide Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 001-32876**

Dear Mr. Conforti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Issuer Purchases of Equity Securities, page 33

1. We note the disclosure of annual net cash provided by operating activities less capital expenditures and it appears to be a projection and potentially a non-gaap measure. Please tell us how you considered Items 10(b) and 10(e) of Regulation S-K as it relates to your disclosure requirements.

Results of Operations, page 38

2. In future filings, please revise your projections of future economic performance to provide the information required by Item 10(b) of Regulation S-K. For example, it is generally not appropriate to present revenue projections without a projection of income and the disclosures accompanying the projections should facilitate investor understanding

of the basis for and limitations of projections. Refer to Items 10(b)(2) and 10(b)(3)(i) of Regulation S-K. Please show us your proposed disclosure in your response to our comments.

3.   In future filings, please revise your EBIDTA reconciliation to reconcile EBITDA to net earnings as EBITDA makes adjustments for items that are not included in Income before income taxes. Refer to Question 103.02 of the C&DI Non-GAAP Financial Measures.

Definitive Proxy on Schedule 14A

Executive Compensation, page 21

2012 All Other Compensation Table, page 31

4.   We note you indicate in footnote (a) to this Table that you calculate income for personal use of the company aircraft using a standard rate per mile flown. Please tell us whether this benefit is valued on the basis of the aggregate incremental cost to the registrant as required by Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomas G. Conforti
Wyndham Worldwide Corporation
June 5, 2013
Page 3

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief